UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                       MEDICAL INDUSTRIES OF AMERICA, INC.
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                    58457T201
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                                 (CUSIP Number)

                               Alexander V. Gancia
                         Alex. Brown & Sons Incorporated
                         Suite 1200, 222 Lakeview Avenue
                            West Palm Beach, FL 33401
                                  (561) 832-4488
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 MARCH 25, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 58457T201                                          Page 2 of ___ Pages

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1.     Name of reporting person
       S.S. or I.R.S. Identification No. of above person

       Alexander V. Gancia
       Social Security #: Not Required
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2.     Check the appropriate box if a member of a group*
                                                                      (a)    [ ]
                                                                      (b)    [ ]
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3.     SEC Use Only

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4.     Source of Funds* PF

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5.     Check Box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(d) or 2(E)                               [ ]
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6.     Citizenship or Place of Organization
       Switzerland

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       Number of        7.  Sole Voting Power
       Shares                  57,000
       Beneficially     8.  Shared Voting Power
       Owned By                45,000
       Each             9.  Sole Dispositive Power
       Reporting               57,000
       Person With     10.  Shared Dispositive Power
                               45,000
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11.    Aggregate Amount Beneficially Owned by Reporting Person
       102,000
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12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares*                                                               [ ]
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13.    Percent of Class Represented by Amount in Row (11)
       2.4%
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14.    Type of Reporting Person*
       IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

       This Amendment No. 1 dated April 18, 1997 (the "Amendment") to the Statement on Schedule 13D dated February 26, 1997 (the "Statement") is filed pursuant to Section 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Alexander V. Gancia ("Gancia").

       Gancia is hereinafter referred to as the "Reporting Person."

       Item 3 of the Statement is hereby amended and restated in its entirety as follows:

       Item 3. Source and Amount of Funds.

       The 7,000 shares of Common Stock over which Gancia has sole voting and dispositive power were acquired by purchase with Gancia's personal funds. The 15,000 shares of Common Stock over which Gancia shares voting and dispositive power with customers of Alex. Brown & Sons Incorporated ("Alex Brown") were acquired by purchase with personal funds of those customers. Collectively, the 7,000 shares and 15,000 shares are hereinafter referred to as the "Purchased Shares." The Purchased Shares were acquired on the dates and at the prices set forth in Schedule A.

       Item 5 of the Statement is hereby amended and restated in its entirety as follows:

       Item 5.  Interest in Securities of the Issuer.

       As of the date hereof, the Reporting Person, by virtue of Rule 13d-3 under the Exchange Act, (a) has sole voting and dispositive power over 57,000 shares (approximately 1.4% of the total number of shares of Common Stock outstanding as disclosed in the Form 10-KSB of the Company for the year ended December 31, 1996, filed April 14, 1997, which is the most recently available filing by the Company with the Securities and Exchange Commission (the "10-KSB")) and (b) may be deemed to share voting and dispositive power over 45,000 shares (approximately 1.0% of the total number of shares of Common Stock outstanding as disclosed in the 10-KSB) which shares are held in the accounts of customers of Alex Brown over which the Reporting Person has investment discretion. As a result, Gancia may be deemed to beneficially own less than 5% of the amount of shares of the Common Stock of the Company outstanding and therefore, Gancia will cease to file amendments to Schedule 13D.

       Pursuant to Rule 13d-4 promulgated under the Exchange Act, Gancia hereby expressly states that the filing of this Schedule 13D shall not be construed as an admission that Gancia is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the 45,000 Shares held in the accounts of the customers of Alex Brown.

       Schedule A to this Statement lists all transactions in the Common Stock of the Company that were effected by the Reporting Person during the period between the filing of the Statement and the date hereof.

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

                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 1997                   /s/ ALEXANDER V. GANCIA
                                        -----------------------------
                                        Alexander V. Gancia

                                   SCHEDULE A

PURCHASER               TRANSACTION      NUMBER OF SHARES        TRADE DATE   PRICE PER SHARE
---------               -----------      ----------------        ----------   ---------------
Gancia                  Purchase               2,000               3/24/97         $2.25
                        Sale                  10,000               3/25/97          2.03
                        Purchase               3,000                4/9/97          2.72
                        Purchase               2,000               4/15/97          2.40

Customers               Sale                  10,000               3/10/97          2.28
                        Purchase              15,000                4/7/97          2.81

-----------------------------------

All purchases were effectuated in the open market.

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